UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                    )*

GLOBIX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

37957F200

(CUSIP Number)

March 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37957F200	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSON: NORTHEAST UTILITIES S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 04-2147929

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 2,723,674 shares of Common Stock

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 2,723,674 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,723,674 shares of Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.62% as of the date of this filing (based on 48,468,013 shares of Common Stock issued and outstanding as of January 23, 2006).

12.	TYPE OF REPORTING PERSON OO

CUSIP No. 37957F200		13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSON NU ENTERPRISES, INC. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 06-1533877

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)		☐
	(b)		☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 2,723,674 shares of Common Stock

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 2,723,674 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,723,674 shares of Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.62% as of the date of this filing (based on 48,468,013 shares of Common Stock issued and outstanding as of January 23, 2006).

12.	TYPE OF REPORTING PERSON CO

CUSIP No. 37957F200		13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSON MODE 1 COMMUNICATIONS, INC. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 06-1455488

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)		☐
	(b)		☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 2,723,674 shares of Common Stock

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 2,723,674 shares of Common Stock.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,723,674 shares of Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.62% as of the date of this filing (based on 48,468,013 shares of Common Stock issued and outstanding as of January 23, 2006).

12.	TYPE OF REPORTING PERSON CO

CUSIP No. 37957F200	13G	Page 5 of 8 Pages

Item 1
(a)	Name of Issuer: GLOBIX CORPORATION
(b)	Address of Issuer's Principal Executive Offices
139 Centre Steet New York, NY 10013
Item 2
(a)	Name of Person Filing
(b)	Address of Principal Business Office
(c)	Citizenship
Northeast Utilities 107 Selden Street Berlin, CT 06037 Massachusetts Voluntary Association

NU Enterprises, Inc. 107 Selden Street Berlin, CT 06037 Connecticut Corporation

Mode 1 Communications, Inc. 107 Selden Street Berlin, CT 06037 Connecticut Corporation

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
(e)	CUSIP Number 37957F200

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 37957F200		13G	Page 6 of 8 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Northeast Utilities NU Enterprises, Inc. Mode 1 Communications, Inc.
	(a)	Amount beneficially owned: 2,723,674 shares of Common Stock
	(b)	Percent of class: Approximately 5.62% as of the date of this filing
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0

CUSIP No. 37957F200		13G	Page 7 of 8 Pages

	(ii)	Shared power to vote or to direct the vote 2,723,674 shares of Common Stock
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 2,723,674 shares of Common Stock

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Mode 1 Communications, Inc. is a wholly-owned subsidiary of NU Enterprises, Inc., which itself is a wholly-owned subsidiary of Northeast Utilities.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

CUSIP No. 37957F200	13G	Page 8 of 8 Pages

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 3rd day of February, 2006

Northeast Utilities

/s/ Gregory B. Butler

__________________________________

Name: Gregory B. Butler

Title: Senior Vice President and General Counsel of

Northeast Utilities Service Company, as Agent

for the above company.

NU Enterprises, Inc.

/s/ Gregory B. Butler

_____________________________

Name: Gregory B. Butler

Title: Senior Vice President and General Counsel of

Northeast Utilities Service Company, as Agent

for the above company

Mode 1 Communications, Inc.

/s/ Gregory B. Butler

______________________________

Name: Gregory B. Butler

Title: Senior Vice President and General Counsel of

Northeast Utilities Service Company, as Agent

for the above company